SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 6, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	09/30/2018	09/30/2017

Gain / Loss attributable to:
Company’s shareholders	7,086,990	1,881,142
Non-controlling interests	708,399	53,594

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Futures Dividends Reserve	-	356,598
Reserve Resolution CNV 609/12	2,700,192	2,700,192
Special Reserve	2,627,076	-
Changes in non controlling interest	(19,784)	(19,784)
Retained earnings	37,647,303	20,310,516
Total attributable to the company's shareholders	43,633,486	24,026,221
Non-controlling interest	2,106,271	924,763
Total Shareholders’ Equity	45,739,757	24,950,984

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	108,801,770	86.34%
Minority Shareholders	17,212,280	13.66%

Below are the highlights for the three-months period of Fiscal Year 2019 ended September 30, 2018:

  ●
Net gain for the first quarter of FY 2019 reached ARS 7,795 million compared to a gain of ARS 1,935 million in IQ18. This was mainly explained by higher results from changes in the fair value of investment properties that compensated the net financial losses generated by the currency devaluation in Argentina during the quarter.

  ●
The Company’s Adjusted EBITDA for IQ19 reached ARS 845 million increasing by 11.7% compared to IQ18. Adjusted EBITDA for Shopping Malls and Offices segments reached ARS 715 million and ARS 157 million, increasing by 10.3% and 67.6% respectively.

  ●
Our shopping centers’ sales grew by 24.1% in the first quarter of FY 2019 and the portfolio’s occupancy rate reached 98.7%.

  ●
On October 29, our Shareholders’ meeting approved a cash dividend for the sum of ARS 545 million (ARS/share 4.3249 and ARS/ADR 17.2997). Dividend yield 1.9%.

  ●
As a subsequent event, in November 2018, we acquired from our parent company IRSA 14,213 m2 of the building under construction "Catalinas" for a fixed amount of USD 60.3 million.

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A and Ritelco S.A. (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 7, 2018